FORM N-18F-1

               [As adopted in Release No. IC-6561, June 14, 1974.]

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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     NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE
                 INVESTMENT COMPANY ACT OF 1940.
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                               BT Investment Funds
                            Exact Name of Registrant

                          INSTRUCTIONS FOR FORM N-18F-1

        Read instructions carefully before preparing this modification. It will not be deemed acceptable unless it is prepared, executed and filed substantially in accordance with these instructions.

        (a) This form shall be used as the notification of election filed with the Commission pursuant to Rule 18f-1 under the Investment Company Act of 1940.

        (b)  SIGNATURE

               An original and three copies of each notification of election shall be filed.

               The three copies of the notification may have facsimile or typed signatures.

        (c)  FILING

               The notification of election and all inquiries and communications with respect thereto shall be forwarded to the Securities and Exchange Commission, Washington, D.C. 20549.

        (d)  FEE

               There is no fee charged for filing the notification.



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                            NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE


        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Baltimore and the state of Maryland on the 1st day of March, 1999.

                                 Signature    /s/ Daniel O. Hirsch
                                                                 ---------------


                                                       BT Investment Funds

                                  By     Daniel O. Hirsch
                                                         ------------------
                                         (Name of director, trustee or officer
                                         signing on behalf of Registrant)

                                         Secretary
                                                  -------------------
                                         (Title)

Attest: /s/ Amy M. Olmert
                         -------------
        (Name)

        Assistant Secretary
                            ----------
        (Title)